Exhibit 99.1

Li Auto Inc. Announces Unaudited First Quarter 2025 Financial Results

Quarterly total revenues reached RMB25.9 billion (US$3.6 billion)1

Quarterly deliveries reached 92,864 vehicles

BEIJING, China, May 29, 2025 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced its unaudited financial results for the quarter ended March 31, 2025.

Operating Highlights for the First Quarter of 2025

•	Total deliveries for the first quarter of 2025 were 92,864 vehicles, representing a 15.5% year-over-year increase.

	2025 Q1	2024 Q4	2024 Q3	2024 Q2
Deliveries	92,864	158,696	152,831	108,581

	2024 Q1	2023 Q4	2023 Q3	2023 Q2
Deliveries	80,400	131,805	105,108	86,533

•	As of March 31, 2025, in China, the Company had 500 retail stores in 150 cities, 502 servicing centers and Li Auto-authorized body and paint shops operating in 225 cities, and 2,045 super charging stations in operation equipped with 11,038 charging stalls.

Financial Highlights for the First Quarter of 2025

•	Vehicle sales were RMB24.7 billion (US$3.4 billion) in the first quarter of 2025, representing an increase of 1.8% from RMB24.3 billion in the first quarter of 2024 and a decrease of 42.1% from RMB42.6 billion in the fourth quarter of 2024.

•	Vehicle margin[2] was 19.8% in the first quarter of 2025, compared with 19.3% in the first quarter of 2024 and 19.7% in the fourth quarter of 2024.

•	Total revenues were RMB25.9 billion (US$3.6 billion) in the first quarter of 2025, representing an increase of 1.1% from RMB25.6 billion in the first quarter of 2024 and a decrease of 41.4% from RMB44.3 billion in the fourth quarter of 2024.

•	Gross profit was RMB5.3 billion (US$732.9 million) in the first quarter of 2025, representing an increase of 0.6% from RMB5.3 billion in the first quarter of 2024 and a decrease of 40.7% from RMB9.0 billion in the fourth quarter of 2024.

•	Gross margin was 20.5% in the first quarter of 2025, compared with 20.6% in the first quarter of 2024 and 20.3% in the fourth quarter of 2024.

•	Operating expenses were RMB5.0 billion (US$695.5 million) in the first quarter of 2025, representing a decrease of 14.0% from RMB5.9 billion in the first quarter of 2024 and a decrease of 4.2% from RMB5.3 billion in the fourth quarter of 2024.

1 All translations from Renminbi (“RMB”) to U.S. dollars (“US$”) are made at a rate of RMB7.2567 to US$1.00, the exchange rate on March 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

•	Income from operations was RMB271.7 million (US$37.4 million) in the first quarter of 2025, compared with RMB584.9 million loss from operations in the first quarter of 2024 and representing a decrease of 92.7% from RMB3.7 billion income from operations in the fourth quarter of 2024.

•	Operating margin was 1.0% in the first quarter of 2025, compared with negative 2.3% in the first quarter of 2024 and 8.4% in the fourth quarter of 2024.

•	Net income was RMB646.6 million (US$89.1 million) in the first quarter of 2025, representing an increase of 9.4% from RMB591.1 million in the first quarter of 2024 and a decrease of 81.7% from RMB3.5 billion in the fourth quarter of 2024. Non-GAAP net income[3] was RMB1.0 billion (US$139.8 million) in the first quarter of 2025, representing a decrease of 20.5% from RMB1.3 billion in the first quarter of 2024 and a decrease of 74.9% from RMB4.0 billion in the fourth quarter of 2024.

•	Diluted net earnings per ADS[4] attributable to ordinary shareholders was RMB0.62 (US$0.08) in the first quarter of 2025, compared with RMB0.56 in the first quarter of 2024 and RMB3.31 in the fourth quarter of 2024. Non-GAAP diluted net earnings per ADS attributable to ordinary shareholders was RMB0.96 (US$0.13) in the first quarter of 2025, compared with RMB1.21 in the first quarter of 2024 and RMB3.79 in the fourth quarter of 2024.

•	Net cash used in operating activities was RMB1.7 billion (US$234.4 million) in the first quarter of 2025, representing a decrease of 49.1% from RMB3.3 billion net cash used in operating activities in the first quarter of 2024 and compared with RMB8.7 billion net cash provided by operating activities in the fourth quarter of 2024.

•	Free cash flow[5] was negative RMB2.5 billion (US$348.7 million) in the first quarter of 2025, representing a decrease of 49.9% from negative RMB5.1 billion in the first quarter of 2024 and compared with RMB6.1 billion in the fourth quarter of 2024.

3 The Company’s non-GAAP financial measures exclude share-based compensation expenses and release of valuation allowance on deferred tax assets. See “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this press release.

4 Each ADS represents two Class A ordinary shares.

5 Free cash flow represents operating cash flow less capital expenditures, which is considered a non-GAAP financial measure.

Key Financial Results

(in millions, except for percentages and per ADS data)

	For the Three Months Ended			% Change[6]
	March 31, 2024	December 31, 2024	March 31, 2025	YoY		QoQ
	RMB	RMB	RMB
Vehicle sales	24,251.6	42,643.0	24,678.6	1.8%		(42.1)%
Vehicle margin	19.3%	19.7%	19.8%	0.5	pts	0.1	pts

Total revenues	25,633.7	44,273.7	25,926.8	1.1%		(41.4)%
Gross profit	5,284.3	8,970.2	5,318.5	0.6%		(40.7)%
Gross margin	20.6%	20.3%	20.5%	(0.1	)pts	0.2	pts

Operating expenses	(5,869.2)	(5,266.9)	(5,046.8)	(14.0)%		(4.2)%
(Loss)/Income from operations	(584.9)	3,703.3	271.7	N/A		(92.7)%
Operating margin	(2.3)%	8.4%	1.0%	3.3	pts	(7.4	)pts

Net income	591.1	3,532.7	646.6	9.4%		(81.7)%
Non-GAAP net income	1,276.4	4,039.7	1,014.3	(20.5)%		(74.9)%

Diluted net earnings per ADS attributable to ordinary shareholders	0.56	3.31	0.62	10.7%		(81.3)%
Non-GAAP diluted net earnings per ADS attributable to ordinary shareholders	1.21	3.79	0.96	(20.7)%		(74.7)%

Net cash (used in)/provided by operating activities	(3,342.4)	8,680.3	(1,701.0)	(49.1)%		N/A
Free cash flow (non-GAAP)	(5,055.2)	6,059.3	(2,530.6)	(49.9)%		N/A

6 Except for vehicle margin, gross margin, and operating margin, where absolute changes instead of percentage changes are presented.

Recent Developments

Delivery Update

•	In April 2025, the Company delivered 33,939 vehicles, representing an increase of 31.6% from April 2024. As of April 30, 2025, in China, the Company had 500 retail stores in 151 cities, 500 servicing centers and Li Auto-authorized body and paint shops operating in 223 cities, and 2,267 super charging stations in operation equipped with 12,340 charging stalls.

Refreshed Product Lineup

•	In April and May 2025, the Company successively launched Li MEGA Home, the new Li MEGA Ultra, and the new Li L Series. Li MEGA Home offers zero-gravity second-row seats that rotate 45°, 90°, and 180°, transforming the vehicle into a versatile and user-friendly space ideal for dining, entertainment, work, and other activities. It also features electrically powered front doors with a quiet-close mechanism, ensuring both seamless accessibility and refined acoustic comfort for passengers. In terms of assisted driving systems, the refresh upgrades all Li AD Max models with a more powerful NVIDIA Thor-U chip and all Li AD Pro models with Horizon Robotics Journey 6M and LiDAR sensors, enhancing both intelligence and safety. Li MEGA Home is priced at RMB559,800, while prices for other refreshed models remain unchanged. Deliveries for all these models began in May.

Open-Source Automotive Operating System

•	In April 2025, the Company became the first automaker worldwide to open-source its proprietary smart vehicle operating system, Li Halo OS. This initiative invites industry players and global developers to collaborate on optimizing system performance and advancing ecosystem innovation.

2024 Environmental, Social and Governance Report

•	On April 10, 2025, the Company published its 2024 Environmental, Social and Governance (ESG) report (https://ir.lixiang.com/esg), highlighting the progress it has made toward achieving its sustainability objectives and reflecting its firm commitment to fostering a more sustainable future.

CEO and CFO Comments

Mr. Xiang Li, chairman and chief executive officer of Li Auto, commented, “In the first quarter, we maintained our sales leadership position among Chinese automotive brands in the RMB200,000 and above NEV market by consistently delivering products and services with exceptional value for our users. Following the recent refresh of our product lineup, we have seen a robust influx of orders for the new Li L series, demonstrating their compelling product strength. With top-notch configurations, Li MEGA Home is the product that aligns most closely with our mission to ‘Create a Mobile Home, Create Happiness.’ Having garnered widespread market acclaim since its launch, it further reinforced our confidence in our ability to secure a top-tier position within China’s premium BEV market. We also look forward to the July launch of our first battery electric SUV, Li i8, which will further demonstrate our commitment to delivering unparalleled user value. Additionally, our assisted driving solution is evolving rapidly. Our in-house developed VLA Driver as our next-generation ADAS architecture is a Vision-Language-Action large model that integrates spatial, linguistic, and behavioral intelligence to enable seamless vehicle-user interactions. Looking ahead, we will continue to pioneer intelligent technological advancements to refine the user experience.”

Mr. Tie Li, chief financial officer of Li Auto, added, “We delivered solid results in the first quarter, achieving a 15.5% year-over-year increase in vehicle deliveries and total revenues of RMB25.9 billion during what is typically a seasonally slow period for auto sales. Despite product iterations, our gross margin remained healthy at 20.5%, and net income reached RMB646.6 million, up 9.4% year-over-year, thanks to our disciplined cost management and growing economies of scale. Our first-quarter results demonstrate our ability to navigate dynamic market conditions effectively while maintaining strong profitability. Building upon this solid financial foundation, we will continue to drive business growth and create additional user value through relentless innovation while enhancing operating efficiency. Supported by our proven execution capabilities, we are confident that these strategic initiatives will position us for long-term success.”

Financial Results for the First Quarter of 2025

Revenues

•	Total revenues were RMB25.9 billion (US$3.6 billion) in the first quarter of 2025, representing an increase of 1.1% from RMB25.6 billion in the first quarter of 2024 and a decrease of 41.4% from RMB44.3 billion in the fourth quarter of 2024.

•	Vehicle sales were RMB24.7 billion (US$3.4 billion) in the first quarter of 2025, representing an increase of 1.8% from RMB24.3 billion in the first quarter of 2024 and a decrease of 42.1% from RMB42.6 billion in the fourth quarter of 2024. The increase in revenue from vehicle sales over the first quarter of 2024 was primarily attributable to the increase in vehicle deliveries, partially offset by the lower average selling price mainly due to different product mix. The decrease in revenue from vehicle sales over the fourth quarter of 2024 was primarily attributable to the decrease in vehicle deliveries affected by seasonal factors related to the Chinese New Year holiday.

•	Other sales and services were RMB1.2 billion (US$172.0 million) in the first quarter of 2025, representing a decrease of 9.7% from RMB1.4 billion in the first quarter of 2024 and a decrease of 23.5% from RMB1.6 billion in the fourth quarter of 2024. The revenue from other sales and services remained relatively stable over the first quarter of 2024. The decrease in revenue from other sales and services over the fourth quarter of 2024 was mainly due to decreased embedded products and services offered together with vehicle sales, which is in line with lower quarter-over-quarter vehicle deliveries.

Cost of Sales and Gross Margin

•	Cost of sales was RMB20.6 billion (US$2.8 billion) in the first quarter of 2025, representing an increase of 1.3% from RMB20.3 billion in the first quarter of 2024 and a decrease of 41.6% from RMB35.3 billion in the fourth quarter of 2024. The increase in cost of sales over the first quarter of 2024 was primarily attributable to the increase in vehicle deliveries, partially offset by the lower average cost of sales mainly due to different product mix and cost reduction. The decrease in cost of sales over the fourth quarter of 2024 was primarily attributable to the decrease in vehicle deliveries.

•	Gross profit was RMB5.3 billion (US$732.9 million) in the first quarter of 2025, representing an increase of 0.6% from RMB5.3 billion in the first quarter of 2024 and a decrease of 40.7% from RMB9.0 billion in the fourth quarter of 2024.

•	Vehicle margin was 19.8% in the first quarter of 2025, compared with 19.3% in the first quarter of 2024 and 19.7% in the fourth quarter of 2024. The increase in vehicle margin over the first quarter of 2024 was mainly due to cost reduction and pricing strategy changes in the first quarter of 2024 partially offset by different product mix. The vehicle margin remained relatively stable over the fourth quarter of 2024.

•	Gross margin was 20.5% in the first quarter of 2025, compared with 20.6% in the first quarter of 2024 and 20.3% in the fourth quarter of 2024. The gross margin remained relatively stable over the first quarter of 2024 and the fourth quarter of 2024.

Operating Expenses

•	Operating expenses were RMB5.0 billion (US$695.5 million) in the first quarter of 2025, representing a decrease of 14.0% from RMB5.9 billion in the first quarter of 2024 and a decrease of 4.2% from RMB5.3 billion in the fourth quarter of 2024.

•	Research and development expenses were RMB2.5 billion (US$346.4 million) in the first quarter of 2025, representing a decrease of 17.5% from RMB3.0 billion in the first quarter of 2024 and an increase of 4.4% from RMB2.4 billion in the fourth quarter of 2024. The decrease in research and development expenses over the first quarter of 2024 was mainly attributable to decreased employee compensation and the impact of the pace of new vehicle programs. The research and development expenses remained relatively stable over the fourth quarter of 2024.

•	Selling, general and administrative expenses were RMB2.5 billion (US$348.8 million) in the first quarter of 2025, representing a decrease of 15.0% from RMB3.0 billion in the first quarter of 2024 and a decrease of 17.7% from RMB3.1 billion in the fourth quarter of 2024. The decrease in selling, general and administrative expenses over the first quarter of 2024 and the fourth quarter of 2024 was primarily due to decreased employee compensation, improved operational efficiency and decreased marketing and promotional activities.

Income/(Loss) from Operations

•	Income from operations was RMB271.7 million (US$37.4 million) in the first quarter of 2025, compared with RMB584.9 million loss from operations in the first quarter of 2024 and representing a decrease of 92.7% from RMB3.7 billion income from operations in the fourth quarter of 2024. Operating margin was 1.0% in the first quarter of 2025, compared with negative 2.3% in the first quarter of 2024 and 8.4% in the fourth quarter of 2024. Non-GAAP income from operations was RMB639.3 million (US$88.1 million) in the first quarter of 2025, representing an increase of 537.2% from RMB100.3 million in the first quarter of 2024 and a decrease of 84.8% from RMB4.2 billion in the fourth quarter of 2024.

Net Income and Net Earnings Per Share

•	Net income was RMB646.6 million (US$89.1 million) in the first quarter of 2025, representing an increase of 9.4% from RMB591.1 million in the first quarter of 2024 and a decrease of 81.7% from RMB3.5 billion in the fourth quarter of 2024. Non-GAAP net income was RMB1.0 billion (US$139.8 million) in the first quarter of 2025, representing a decrease of 20.5% from RMB1.3 billion in the first quarter of 2024 and a decrease of 74.9% from RMB4.0 billion in the fourth quarter of 2024.

•	Basic and diluted net earnings per ADS attributable to ordinary shareholders were RMB0.65 (US$0.09) and RMB0.62 (US$0.08) in the first quarter of 2025, respectively, compared with RMB0.60 and RMB0.56 in the first quarter of 2024, respectively, and RMB3.52 and RMB3.31 in the fourth quarter of 2024, respectively. Non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders were RMB1.01 (US$0.14) and RMB0.96 (US$0.13) in the first quarter of 2025, respectively, compared with RMB1.29 and RMB1.21 in the first quarter of 2024, respectively, and RMB4.03 and RMB3.79 in the fourth quarter of 2024, respectively.

Cash Position, Operating Cash Flow and Free Cash Flow

•	Cash position[7] was RMB110.7 billion (US$15.3 billion) as of March 31, 2025.

•	Net cash used in operating activities was RMB1.7 billion (US$234.4 million) in the first quarter of 2025, representing a decrease of 49.1% from RMB3.3 billion net cash used in operating activities in the first quarter of 2024 and compared with RMB8.7 billion net cash provided by operating activities in the fourth quarter of 2024. The change in net cash used in operating activities over the first quarter of 2024 was mainly due to the increase in cash received from customers and other changes in working capital. The change in net cash used in operating activities over the fourth quarter of 2024 was mainly due to the decrease in cash received from customers.

•	Free cash flow was negative RMB2.5 billion (US$348.7 million) in the first quarter of 2025, representing a decrease of 49.9% from negative RMB5.1 billion in the first quarter of 2024 and compared with RMB6.1 billion in the fourth quarter of 2024.

7 Cash position includes cash and cash equivalents, restricted cash, time deposits and short-term investments, and long-term time deposits and financial instruments included in long-term investments.

Business Outlook

For the second quarter of 2025, the Company expects:

•	Deliveries of vehicles to be between 123,000 and 128,000 vehicles, representing a year-over-year increase of 13.3% to 17.9%.

•	Total revenues to be between RMB32.5 billion (US$4.5 billion) and RMB33.8 billion (US$4.7 billion), representing a year-over-year increase of 2.5% to 6.7%.

This business outlook reflects the Company’s current and preliminary views on its business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on Thursday, May 29, 2025 (8:00 p.m. Beijing/Hong Kong Time on May 29, 2025) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, passcode, and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10046860-w8fhg.html

A replay of the conference call will be accessible through June 5, 2025, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland China:	+86-400-1209-216
Hong Kong, China:	+852-800-930-639
International:	+61-7-3107-6325
Replay PIN:	10046860

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.lixiang.com.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP cost of sales, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders, non-GAAP basic and diluted net earnings per share attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and release of valuation allowance on deferred tax assets, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.2567 to US$1.00, the exchange rate on March 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家, 创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes Li MEGA, a high-tech flagship family MPV, Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, Li L7, a five-seat flagship family SUV, and Li L6, a five-seat premium family SUV. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: Li@christensencomms.com

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	24,251,553	42,642,978	24,678,585	3,400,800
Other sales and services	1,382,107	1,630,694	1,248,229	172,011
Total revenues	25,633,660	44,273,672	25,926,814	3,572,811
Cost of sales:
Vehicle sales	(19,561,658)	(34,252,151)	(19,801,927)	(2,728,779)
Other sales and services	(787,697)	(1,051,303)	(806,428)	(111,129)
Total cost of sales	(20,349,355)	(35,303,454)	(20,608,355)	(2,839,908)
Gross profit	5,284,305	8,970,218	5,318,459	732,903
Operating expenses:
Research and development	(3,048,886)	(2,408,357)	(2,513,854)	(346,418)
Selling, general and administrative	(2,977,585)	(3,076,993)	(2,531,009)	(348,782)
Other operating income/(expense), net	157,264	218,446	(1,942)	(268)
Total operating expenses	(5,869,207)	(5,266,904)	(5,046,805)	(695,468)
(Loss)/Income from operations	(584,902)	3,703,314	271,654	37,435
Other (expense)/income:
Interest expense	(28,598)	(61,759)	(48,220)	(6,645)
Interest income and investment income, net	1,068,888	403,021	516,261	71,143
Others, net	220,184	17,128	34,730	4,786
Income before income tax	675,572	4,061,704	774,425	106,719
Income tax expense	(84,446)	(529,010)	(127,780)	(17,609)
Net income	591,126	3,532,694	646,645	89,110
Less: Net (loss)/income attributable to noncontrolling interests	(1,432)	9,757	(3,679)	(507)
Net income attributable to ordinary shareholders of Li Auto Inc.	592,558	3,522,937	650,324	89,617

Net income	591,126	3,532,694	646,645	89,110
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of tax	(59,936)	236,903	(69,994)	(9,645)
Total other comprehensive (loss)/income	(59,936)	236,903	(69,994)	(9,645)
Total comprehensive income	531,190	3,769,597	576,651	79,465
Less: Net (loss)/income attributable to noncontrolling interests	(1,432)	9,757	(3,679)	(507)
Comprehensive income attributable to ordinary shareholders of Li Auto Inc.	532,622	3,759,840	580,330	79,972
Weighted average number of ADSs
Basic	993,308,654	1,000,250,311	1,004,099,494	1,004,099,494
Diluted	1,066,436,872	1,066,897,163	1,069,104,610	1,069,104,610
Net earnings per ADS attributable to ordinary shareholders
Basic	0.60	3.52	0.65	0.09
Diluted	0.56	3.31	0.62	0.08
Weighted average number of ordinary shares
Basic	1,986,617,307	2,000,500,621	2,008,198,987	2,008,198,987
Diluted	2,132,873,744	2,133,794,325	2,138,209,219	2,138,209,219
Net earnings per share attributable to ordinary shareholders
Basic	0.30	1.76	0.32	0.04
Diluted	0.28	1.65	0.31	0.04

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	65,901,123	53,233,352	7,335,752
Restricted cash	6,849	4,987	687
Time deposits and short-term investments	46,904,548	57,445,104	7,916,147
Trade receivable	135,112	68,538	9,445
Inventories	8,185,604	10,092,980	1,390,850
Prepayments and other current assets	5,176,546	5,329,656	734,446
Total current assets	126,309,782	126,174,617	17,387,327
Non-current assets:
Long-term investments	922,897	821,563	113,214
Property, plant and equipment, net	21,140,933	20,640,105	2,844,283
Operating lease right-of-use assets, net	8,323,963	8,378,789	1,154,628
Intangible assets, net	914,951	928,846	127,998
Goodwill	5,484	5,484	756
Deferred tax assets	2,542,180	2,740,944	377,712
Other non-current assets	2,188,888	2,164,357	298,256
Total non-current assets	36,039,296	35,680,088	4,916,847
Total assets	162,349,078	161,854,705	22,304,174
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	281,102	231,102	31,847
Trade and notes payable	53,596,194	51,958,831	7,160,118
Amounts due to related parties	11,492	11,003	1,516
Deferred revenue, current	1,396,489	1,322,036	182,181
Operating lease liabilities, current	1,438,092	1,438,517	198,233
Finance lease liabilities, current	95,205	124,881	17,209
Accruals and other current liabilities	12,397,322	12,390,444	1,707,449
Total current liabilities	69,215,896	67,476,814	9,298,553
Non-current liabilities:
Long-term borrowings	8,151,598	8,145,201	1,122,439
Deferred revenue, non-current	720,531	683,475	94,185
Operating lease liabilities, non-current	5,735,738	5,793,176	798,321
Finance lease liabilities, non-current	642,984	622,995	85,851
Deferred tax liabilities	864,999	854,972	117,818
Other non-current liabilities	5,696,950	5,951,991	820,206
Total non-current liabilities	21,812,800	22,051,810	3,038,820
Total liabilities	91,028,696	89,528,624	12,337,373
Total Li Auto Inc. shareholders’ equity	70,874,884	71,824,262	9,897,648
Noncontrolling interests	445,498	501,819	69,153
Total shareholders’ equity	71,320,382	72,326,081	9,966,801
Total liabilities and shareholders’ equity	162,349,078	161,854,705	22,304,174

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	US$
Net cash (used in)/provided by operating activities	(3,342,386)	8,680,301	(1,700,968)	(234,400)
Net cash used in investing activities	(3,098,206)	(19,987,058)	(10,959,789)	(1,510,299)
Net cash provided by/(used in) financing activities	185,257	(734,467)	61,406	8,462
Effect of exchange rate changes on cash, cash equivalents and restricted cash	55,813	355,742	(70,282)	(9,685)
Net change in cash, cash equivalents and restricted cash	(6,199,522)	(11,685,482)	(12,669,633)	(1,745,922)
Cash, cash equivalents and restricted cash at beginning of period	91,329,509	77,593,454	65,907,972	9,082,361
Cash, cash equivalents and restricted cash at end of period	85,129,987	65,907,972	53,238,339	7,336,439

Net cash (used in)/provided by operating activities	(3,342,386)	8,680,301	(1,700,968)	(234,400)
Capital expenditures	(1,712,843)	(2,620,969)	(829,597)	(114,322)
Free cash flow (non-GAAP)	(5,055,229)	6,059,332	(2,530,565)	(348,722)

Li Auto Inc.

Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	US$
Cost of sales	(20,349,355)	(35,303,454)	(20,608,355)	(2,839,908)
Share-based compensation expenses	13,469	10,394	7,196	992
Non-GAAP cost of sales	(20,335,886)	(35,293,060)	(20,601,159)	(2,838,916)

Research and development expenses	(3,048,886)	(2,408,357)	(2,513,854)	(346,418)
Share-based compensation expenses	433,764	303,047	238,932	32,926
Non-GAAP research and development expenses	(2,615,122)	(2,105,310)	(2,274,922)	(313,492)

Selling, general and administrative expenses	(2,977,585)	(3,076,993)	(2,531,009)	(348,782)
Share-based compensation expenses	237,994	199,633	121,511	16,745
Non-GAAP selling, general and administrative expenses	(2,739,591)	(2,877,360)	(2,409,498)	(332,037)

(Loss)/Income from operations	(584,902)	3,703,314	271,654	37,435
Share-based compensation expenses	685,227	513,074	367,639	50,663
Non-GAAP income from operations	100,325	4,216,388	639,293	88,098

Net income	591,126	3,532,694	646,645	89,110
Share-based compensation expenses	685,227	513,074	367,639	50,663
Release of valuation allowance on deferred tax assets	—	(6,085)	—	—
Non-GAAP net income[8]	1,276,353	4,039,683	1,014,284	139,773

Net income attributable to ordinary shareholders of Li Auto Inc.	592,558	3,522,937	650,324	89,617
Share-based compensation expenses	685,227	513,074	367,639	50,663
Release of valuation allowance on deferred tax assets	—	(6,085)	—	—
Non-GAAP net income attributable to ordinary shareholders of Li Auto Inc.	1,277,785	4,029,926	1,017,963	140,280

Weighted average number of ADSs
Basic	993,308,654	1,000,250,311	1,004,099,494	1,004,099,494
Diluted	1,066,436,872	1,066,897,163	1,069,104,610	1,069,104,610
Non-GAAP net earnings per ADS attributable to ordinary shareholders
Basic	1.29	4.03	1.01	0.14
Diluted	1.21	3.79	0.96	0.13
Weighted average number of ordinary shares
Basic	1,986,617,307	2,000,500,621	2,008,198,987	2,008,198,987
Diluted	2,132,873,744	2,133,794,325	2,138,209,219	2,138,209,219
Non-GAAP net earnings per share attributable to ordinary shareholders[9]
Basic	0.64	2.01	0.51	0.07
Diluted	0.60	1.89	0.48	0.07

8 Non-GAAP items have no tax impact for all the periods presented.

9 Non-GAAP basic net earnings per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net earnings per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of convertible senior notes as determined under the if-converted method and the dilutive effect of share-based awards as determined under the treasury stock method.